# VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

2 July 2008

08003775

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

RECEIVED
2008 JUL 14 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir/Madam

**Re: Village Roadshow Limited: 12g 3-2(b) Information**
**File No. 82-4513**

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully


**Simon Hulls**
**Corporate Services Officer**

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au


PROCESSED
JUL 16 2008
THOMSON REUTERS

Encls

*Rule 3.19A.2*

RECEIVED
2008 JUL 14 P 1:35
FICE OF INTERNATIONAL CORPORATE FINANCE

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | JOHN ROSS KIRBY |
| **Date of last notice** | 27 MAY 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 JUNE 2008 – 3 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| J R Kirby | 902,797 | | | | Registered holder |
| | 9,333 | | 02-Jun-08 | $2.56 | On-market purchase |
| | 11,841 | | 03-Jun-08 | $2.40 | On-market purchase |
| | 2,000 | | 03-Jun-08 | $2.53 | On-market purchase |
| | 765 | | 03-Jun-08 | $2.45 | On-market purchase |
| | 319 | | 03-Jun-08 | $2.43 | On-market purchase |
| | 250 | | 03-Jun-08 | $2.42 | On-market purchase |
| | | 927,305 | | | |
| **Total Direct Interest** | | **927,305** | | | |
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | **74,517,432** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHCW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAL IOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change In Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | 0 | 0 | | | |

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL HOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | ROBERT GEORGE KIRBY |
| **Date of last notice** | 27 MAY 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 30 MAY 2008 – 3 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

## DIRECTORS INTERESTS IN SECURITIES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| R G Kirby | 711,666 | | | | Registered holder |
| | 6,500 | | 30-May-08 | $2.56 | On-market purchase |
| | 2,833 | | 02-Jun-08 | $2.56 | On-market purchase |
| | 11,841 | | 03-Jun-08 | $2.40 | On-market purchase |
| | 2,000 | | 03-Jun-08 | $2.53 | On-market purchase |
| | 765 | | 03-Jun-08 | $2.45 | On-market purchase |
| | 319 | | 03-Jun-08 | $2.43 | On-market purchase |
| | 250 | | 03-Jun-08 | $2.42 | On-market purchase |
| | | 736,174 | | | |
| **Total Direct Interest** | | **736,174** | | | |
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | **74,517,432** | | | |

## DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADS. W LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: ROBERT GEORGE KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | 181,093,856 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **ROBERT GEORGE-KIRBY**
Name of Company: **VILLAGE ROADS. .W CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| **TOTAL** | | **41,972** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | GRAHAM WILLIAM BURKE |
| **Date of last notice** | 27 MAY 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 30 MAY 2008 – 3 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| G W Burke | 773,068 | | | | Registered holder |
| | 6,500 | | 30-May-08 | $2.56 | On-market purchase |
| | 2,834 | | 02-Jun-08 | $2.56 | On-market purchase |
| | 11,842 | | 03-Jun-08 | $2.40 | On-market purchase |
| | 2,000 | | 03-Jun-08 | $2.53 | On-market purchase |
| | 764 | | 03-Jun-08 | $2.45 | On-market purchase |
| | 318 | | 03-Jun-08 | $2.43 | On-market purchase |
| | 250 | | 03-Jun-08 | $2.42 | On-market purchase |
| | | 797,576 | | | |
| **Total Direct Interest** | | 797,576 | | | |

| **INDIRECT INTEREST** | | | | | |
|---|---|---|---|---|---|
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | 74,517,432 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GR_ JP LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change In Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change In Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| **TOTAL** | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAL .IOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

RECEIVED
2008 JUL 14 P 1:35

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

## This is an important document and requires your attention

If you are in doubt how to deal with it, please consult your financial or other professional adviser.

# Notice of General Meeting and Explanatory Statement

## Village Roadshow Limited ABN 43 010 672 054

| | |
|---|---|
| Date: | Thursday, 17 July 2008 |
| Time: | 9.00am AEST |
| Location: | Cinema No. 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria |

In this document you will find: Page No.


- A letter from the Chairman recommending how you should vote. 4
- A notice of general meeting. 7
- An explanatory statement containing an explanation of, and information about, the resolution set out in the accompanying notice of general meeting. 10


Enclosed separately is a proxy form with attendance and registration details.

# Contents


| | |
|---|---|
| Important Dates | Page 2 |
| Important Notice | Page 3 |
| Letter to Shareholders | Page 4 |
| Glossary | Page 6 |
| Notice of General Meeting | Page 7 |
| Explanatory Statement | Page 10 |
| Proxy form | Enclosed |


# Important Dates

| | |
|---|---|
| Date of this booklet | **16 June 2008** |
| Last time by which proxy forms for the General Meeting can be lodged | **9.00am AEST on Tuesday, 15 July 2008** |
| General Meeting | **9.00am AEST on Thursday, 17 July 2008** |

# Important Notice

**General**

You should read this booklet in its entirety before making a decision on how to vote on the resolution set out in the Notice of General Meeting. The Notice of General Meeting is contained on page 7 and the Explanatory Statement on page 10. A proxy form for this meeting is enclosed with this document.

**Defined terms**

Capitalised terms in this document are defined either in the Glossary on page 6 or where the relevant term is first used.

**Purposes of the Explanatory Statement**

The purposes of the Explanatory Statement are to:

(a) explain the terms and effect of the Option Proposal to Shareholders;

(b) explain the manner in which the Option Proposal is to be considered and, if approved, implemented; and

(c) provide such information as is prescribed by the Corporations Act and Corporations Regulations or as is otherwise material to the decision of Shareholders whether to pass the resolution.

**Investment decisions**

This document does not take into account the investment objectives, financial situation or particular needs of any Shareholder or any other person. This document should not be relied on as the sole basis for any investment decision in relation to Shares. Independent advice should be sought before making any decision in relation to the Option Proposal.

**Forward looking statements**

Certain statements in this document relate to the future. Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of VRL to be materially different from expected future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties and other important factors include among other things, general economic conditions, specific market conditions, exchange rates, interest rates and regulatory changes. These statements reflect the expectations of relevant parties' views only as of the date of this document.

# Letter to Shareholders

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

Dear Shareholder

As announced to ASX on 16 June 2008, VRL has called a general meeting of its shareholders to consider the Option Proposal being the proposal to grant 6,000,000 Options to Mr Graham Burke, VRL's Managing Director and Chief Executive Officer.

As part of the remuneration arrangements with Mr Burke, VRL is seeking shareholder approval to grant him 6,000,000 Options to acquire a like number of Ordinary Shares. This represents a one-off grant of Options as part of Mr Burke's on-going remuneration arrangements. It is not part of any existing or proposed employee incentive scheme of VRL.

In its announcement to ASX on 5 December 2007, VRL advised that Mr Burke's employment contract had been extended to 1 December 2012 and indicated that it was considering a new issue of options to Mr Burke to provide a long term incentive under the employment contract.

Mr Burke has made an outstanding contribution to the Company over many years and has been a key strategic force behind its evolution into a major media and entertainment enterprise. Mr Burke's commitment to the Company is important to all of its core business activities. Having taken advice and made appropriate market soundings, the Directors consider that the terms of the Options set out in these materials provide an appropriate long term incentive to Mr Burke.

The Explanatory Statement explains how the Options proposed to be granted to Mr Burke under the Option Proposal will only be of value to Mr Burke if the dividends and earnings per share on the Company's ordinary shares increase from their current levels during the next five years. This means that Mr Burke can only realise any value on the Options proposed to be granted to him if Shareholders have had the benefit of rising dividends and earnings per share growth reflected in an Ordinary Share price (as quoted on ASX) in excess of $3.00 per share. These conditions have been expressed as 'exercise hurdles' ('Vesting Conditions' in the Annexure), intended to encourage continued positive performance from Mr Burke in his capacity as the Company's Managing Director and Chief Executive Officer and to closely align Mr Burke's interests with those of Shareholders.

Accordingly, Mr Burke's ability to exercise Options to be granted to him under the Option Proposal is conditional on growth in the level of dividends paid by VRL to its shareholders and its earnings per share, as detailed in the Explanatory Statement.

Enclosed with this letter are documents setting out details of the Option Proposal. A meeting of Shareholders has been called for 17 July 2008 to approve the Option Proposal.

You are urged to consider all of this material carefully, determine how you wish to vote and cast your vote accordingly.

## Recommendations and voting intentions

Your Directors other than Mr Burke, Mr John Kirby and Mr Robert Kirby unanimously recommend the proposal to grant Mr Burke 6,000,000 Options. Mr Burke, Mr John Kirby and Mr Robert Kirby decline to make any recommendation in relation to the Option Proposal.

Each Director other than Mr Burke, Mr John Kirby and Mr Robert Kirby, with a relevant interest in Ordinary Shares intends to vote the Shares in favour of the Option Proposal. Mr Burke, Mr John Kirby and Mr Robert Kirby intend to abstain from voting their Ordinary Shares in relation to the Option Proposal. VRL has been informed that VRL's parent, VRC, a company controlled by Messrs Burke, John Kirby and Robert Kirby, intends to abstain from voting its Ordinary Shares in relation to the Option Proposal.

It is currently intended that an Independent Director will be the Chairman of the General Meeting.

## Voting Entitlements

Only holders of Ordinary Shares registered as such as at the Voting Entitlement Time of 7.00pm (AEST) on Tuesday, 15 July 2008 are eligible to vote on the Option Proposal, subject to the Voting Exclusion Statement.

Preference Shares may not be voted in respect of the Option Proposal. However holders of Preference Shares may attend and ask questions at the meeting.

## Proxies

If you cannot attend the General Meeting, you are strongly urged to complete the proxy form and return it to the share registrar of VRL as soon as possible and in any event before 9.00am AEST on Tuesday, 15 July 2008. Please note that you may appoint the Chairman of the meeting as your proxy.

Yours sincerely

**John Kirby**
Chairman

16 June 2008

# Glossary

In this booklet, including in the Notice of General Meeting:

**AEST** means Australian Eastern Standard Time.

**Annexure** means the Annexure to, and which forms part of, the Explanatory Statement.

**Associate** has the meaning given to the term **associate** in section 11 and sections 13 to 17 inclusive of the Corporations Act.

**ASX** means ASX Limited ABN 98 008 624 691 trading as the Australian Securities Exchange.

**Board** means the board of Directors.

**Constitution** means the constitution of VRL

**Corporations Act** means the *Corporations Act 2001* (Cth).

**Corporations Regulations** means the *Corporations Regulations 2001* (Cth).

**Director** means a director of VRL.

**Explanatory Statement** means the explanatory statement contained in this booklet and which forms part of the Notice of General Meeting.

**General Meeting** means the general meeting of Shareholders, notice of which is given in the Notice of General Meeting.

**Listing Rules** means the listing rules of ASX.

**Notice of General Meeting** means the notice of General Meeting contained in this booklet.

**Option** means an option to acquire one Ordinary Share having the terms set out in the Annexure.

**Option Proposal** means the proposal to grant 6,000,000 Options to Mr Graham Burke as provided in the resolution set out in the Notice of General Meeting.

**Ordinary Share** means a fully paid ordinary share in VRL.

**Ordinary Shareholder** means a holder of at least one Ordinary Share.

**Preference Share** means a fully paid A Class Preference Share in VRL.

**Preference Shareholder** means a holder of at least one Preference Share.

**Register of Members** means the register of members of VRL maintained by VRL pursuant to the provisions of the Corporations Act.

**Share** means an Ordinary Share or a Preference Share.

**Shareholder** means a holder of at least one Share.

**VRC** means Village Roadshow Corporation Pty Ltd ACN 004 318 610 which, at the date the Notice of General Meeting was prepared, together with its Associates have relevant interests in 76,904,963 Ordinary Shares representing 60.6% of all Ordinary Shares.

**VRL** or **Company** means Village Roadshow Limited ABN 43 010 672 054.

**Voting Entitlement Time** means 7.00pm AEST on Tuesday, 15 July 2008.

**Voting Exclusion Statement** means the statements set out in the Notice of General Meeting under the heading 'Voting Restrictions and Voting Exclusion Statements'.

# Notice of General Meeting

## Village Roadshow Limited ABN 43 010 672 054

A general meeting of the members of Village Roadshow Limited (**VRL**) will be held on Thursday, 17 July 2008, at 9.00am AEST, at Cinema No. 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria.

## Business

**Option Proposal**

To consider and, if thought fit, to pass (with or without modification) the following resolution:

*That the Ordinary Shareholders approve the issue by the Company of 6,000,000 Options to Mr Graham Burke for the purposes of Listing Rule 10.11 and for all other purposes.*

## Voting

Please note that voting will proceed in accordance with the Constitution and only Ordinary Shareholders registered as such in the Register of Members as at the Voting Entitlement Time will be entitled to vote.

When joint holders are named in the Register of Members only one joint holder may vote. If more than one of the joint holders is present at the General Meeting either personally or by attorney or proxy, the person whose name stands first in the Register of Members will alone be entitled to vote.

## Voting Entitlement

VRL has determined that for the purposes of voting at the meeting or adjourned meeting, Ordinary Shares will be taken to be held by those persons recorded on the Register of Members as at Voting Entitlement Time.

## Voting Restrictions and Voting Exclusion Statements

Only Ordinary Shares will confer entitlement to vote on the Option Proposal.

Pursuant to Listing Rules 10.13.6 and 14.11, VRL will disregard any votes cast on the Option Proposal by:

(a) Mr Graham Burke; and

(b) his Associates.

However, VRL is not required to disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote and it is cast in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the General Meeting as proxy for a person who is entitled to vote and it is cast in accordance with a direction on the proxy form to vote as the proxy decides.

## VRC's voting intentions

VRL has been informed that VRC intends to abstain on the Option Proposal.

# Proxies

### Appointment

1. A member who is entitled to vote at the General Meeting may appoint:

   (a) one proxy if the member is only entitled to one vote; or

   (b) one or two proxies if the member is entitled to more than one vote.

2. Where the member appoints two proxies, the appointment must specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes, in which case any fraction of votes will be disregarded.

3. A proxy need not be a member of VRL. The person appointed as the member's proxy may be an individual or a body corporate.

### Voting

4. If a member appoints one proxy, that proxy may, subject to the Corporations Act, vote on a show of hands. If a member appoints two proxies, neither proxy shall have the right to vote on a show of hands, but each may on a poll.

5. A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on the item only as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

6. If the abstention box on the proxy form is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

7. If you require an additional proxy form, VRL will supply it on request.

8. In the case of joint holders all should sign the proxy form.

9. If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a show of hands or on a poll and the relevant Shares will not be counted in calculating the required majority on a poll. If no box is marked, the proxy will not be directed as to how to vote and may vote as he or she sees fit.

10. If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the General Meeting, the Chairman may either act as proxy or complete the proxy by inserting the name of a Director.

11. The Chairman of the General Meeting intends to vote all undirected proxies from members (who are eligible to vote on the Option Proposal) **in favour of** the Option Proposal. Any Directors or the Company Secretaries appointed as a proxy will vote all undirected proxies **in favour of** the Option Proposal. The Chairman will not vote any undirected proxies from Shareholders ineligible to vote in favour of the Option Proposal.

12. The proxy form and the power of attorney or other authority (if any) under which it is signed (or a certified copy of such authority) must be received by VRL at its share registry:

    Computershare Investor Services Pty Limited
    Yarra Falls, 452 Johnston Street
    Abbotsford Vic 3067

or returned to the share registry in the reply-paid envelope provided so that it is received not later than 9.00am AEST on Tuesday, 15 July 2008. Alternatively, the proxy forms and other relevant documents may be lodged by facsimile with the share registry on +613 9473 2555 if received by the same time.

13. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or signed by a duly authorised officer or attorney.

14. Please refer to the other notes appearing on the enclosed proxy form.

## Corporate representatives

If a corporate representative is to attend the General Meeting on behalf of a corporate member or proxy, a formal 'Appointment of Corporate Representative' form must be brought to the General Meeting. This form is available from the share registry on request on 1300 850 505.

## Recording devices

In the absence of special permission, the Chairman will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off or deposited outside the General Meeting.

## Required voting majority

The passage of the Option Proposal requires the approval of a simple majority of votes cast by Ordinary Shareholders present and voting at the General Meeting, whether in person, by proxy or attorney, or in the case of corporate Ordinary Shareholders or proxies, by a natural person representative.

Dated: 16 June 2008

## By order of the Board

Phil Leggo
Group Company Secretary

# Explanatory Statement

## 1. Important notice

This Explanatory Statement contains an explanation of, and information about, the Option Proposal to be considered at the General Meeting of VRL on 17 July 2008. It is given to Ordinary Shareholders to help them determine how to vote on the Option Proposal and to Preference Shareholders to help them determine whether to attend the General Meeting and ask questions (but not vote) in relation to the Option Proposal.

Shareholders should read this Explanatory Statement in full because individual sections do not give a comprehensive review of the Option Proposal contemplated in this Explanatory Statement. This Explanatory Statement forms part of the accompanying Notice of General Meeting and should be read with the Notice of General Meeting.

If you are in doubt what to do in relation to the Option Proposal, you should consult your financial or other professional adviser immediately.

## 2. Introduction

This Explanatory Statement and the accompanying Notice of General Meeting set out the details of the Option Proposal announced to the ASX on 16 June 2008.

## 3. Option Proposal

### 3.1 Introduction

As announced to ASX on 5 December 2007, Mr Burke has agreed to a new remuneration package under an extension of his contract of employment as Managing Director and Chief Executive Officer of the Village Roadshow Limited Group. Part of the package includes, subject to shareholder approval, a long-term incentive in the form of the issue of 6,000,000 performance based Options, each to acquire one Ordinary Share. The Options are being offered by the Company as an inducement for Mr Burke to continue the roles and responsibilities of this senior executive position.

The main terms and conditions of Mr Burke's contract are as set out in the Remuneration Report in the Company's 2007 Annual Report. Mr Burke's previous long-term incentive, which was approved by Shareholders on 15 May 2001, expired on 30 November 2007.

The Board believes the grant of the Options is appropriate for Mr Burke in his capacity as Managing Director and Chief Executive Officer. Under Listing Rule 10.11, the Company must obtain the approval of its shareholders by resolution before it can issue securities to a related party or a person whose relationship with the Company or a related party is, in ASX's opinion, such that shareholder approval should be obtained. As a director of the Company, Mr Burke is a related party of the Company, and therefore the proposed issue of the Options requires shareholder approval under Listing Rule 10.11. Approval under Listing Rule 10.11 has the effect that approval under Listing Rule 7.1 is not required.

Accordingly, the directors have proposed the Option Proposal to seek approval under Listing Rule 10.11.

**3.2 Detailed Information**

Under Listing Rule 10.13, the Company is required to provide the following information to shareholders to allow them to assess the proposed issue of Options:

*Issuee*

The Options will be issued to Mr Graham Burke, the Managing Director and Chief Executive Officer of the Company.

*Number of securities to be issued*

The maximum number of Options for which approval is being sought under the Option Proposal is 6,000,000.

*Date of issue*

The Options will be issued within 14 days of the date of this meeting (**Grant Date**).

*Issue price*

No monetary consideration is payable on issue of the Options.

*Use of funds*

No funds are to be raised by the grant of the Options. On exercise of the Options, funds raised on such exercise will be applied to the Company's working capital purposes, or where VRL procures the transfer rather than issues the ordinary Shares to be delivered on the exercise of the Options, to contribute to the costs of acquisition of the Ordinary Shares.

*Summary of the terms and conditions of issue of the Options*

The full terms and conditions of the issue of the Options are set out in the Annexure.

Set out below is a summary of the more significant terms, which should be read subject to and in conjunction with the full terms set out in the Annexure:

(a) Each Option may be exercised at an exercise price per Option of $3.00.

(b) Up to 6,000,000 Options may be granted, of which:

  (i) Up to one third will become exercisable, subject to certain conditions, on or after 1 March 2011 (**First Tranche Options**);

  (ii) Up to one third will become exercisable, subject to certain conditions, on or after 1 March 2012 (**Second Tranche Options**);

  (iii) Up to one third will become exercisable, subject to certain conditions, on or after 1 March 2013 (**Third Tranche Options**).

(c) The exercise of the First Tranche Options, the Second Tranche Options and the Third Tranche Options is subject to the Company reaching specified financial performance targets (as set out in the Annexure) for the periods ended 31 December 2010, 2011 and 2012 respectively. In general terms, there are two exercise hurdles, each hurdle being applicable to 50% of the Options in each tranche. The first exercise hurdle is a 10% dividend growth target, under which the proportion of Options that vest depends on the compound annual growth in VRL's dividends achieving the set targets in at least two of the three years ending prior to the Vesting Date. The second exercise hurdle is a 10% earnings per Share (**EPS**) growth target, under which the proportion of Options that vest depends on the compound annual growth in the Company's EPS over the vesting period.

(d) To the extent First Tranche Options or Second Tranche Options do not vest because of failure to achieve the dividend growth target hurdle, the compound annual growth rate of the Company's dividends will be retested against that hurdle 12 months later and to the extent the hurdle is satisfied at the end of that 12 month period, the relevant proportion of the First Tranche Options and Second Tranche Options will vest.

(e) To the extent First Tranche Options or Second Tranche Options do not vest because of failure to achieve the EPS growth target hurdle, the Options will lapse.

(f) The portion of Mr Burke's remuneration represented by the Options is therefore at risk of not being of any value to him unless the Company's performance exceeds the dividend and EPS growth exercise hurdles. The Option terms provide that Mr Burke will not be entitled to enter into a hedging or other transaction to limit or eliminate this economic risk associated with the Options without jeopardising his ability to exercise those Options.

(g) Mr Burke will not be entitled to exercise any Option (whether of the First Tranche Options, the Second Tranche Options or the Third Tranche Options) during any period of time when Company officers are prohibited from trading in Company securities in accordance with the Corporations Act or the Listing Rules.

(h) In the unlikely event of termination of Mr Burke's employment by the Company for cause, any Options that have already vested and all unvested Options will immediately lapse unless within 7 days of cessation of employment the Board determines otherwise in relation to any vested Options, in which case Mr Burke will generally have one month after termination to exercise any vested Options.

(i) In the event of the termination of Mr Burke's employment with the Company for any reason other than termination by the Company for cause, including by way of resignation, redundancy, retirement or termination by the Company without cause, Mr Burke will have 12 months from the date of cessation of employment to exercise any Options that have already vested or that vest during that 12 month period.

(j) Where early termination occurs for reasons other than those outlined in paragraphs (h) and (i) above, the Board will determine the period during which Options may continue to vest and/or be exercised in its sole discretion.

(k) Other than where early lapse occurs as a result of termination of Mr Burke's employment in the circumstances set out in paragraphs (h), (i) and (j) above, all First Tranche Options, Second Tranche Options and Third Tranche Options expire on 1 March 2015.

*Summary and effect of exercise hurdles*

The purpose of the exercise hurdles is to ensure that Mr Burke's long-term incentive package serves to align Mr Burke's interests with those of Company shareholders. Broadly speaking, Mr Burke will realise value from his Options (on the assumption the price of Ordinary Shares as traded on ASX increases above $3.00 per share) only to the extent that the following factors increase over the coming years: the Company increases the amount of dividends it pays to Ordinary Shareholders; and the quantum of the Company's earnings (factored against the number of shares it has on issue) increases.

(a) Earnings Per Share Growth Hurdle

By way of illustration, the EPS related exercise hurdle has the effect that, from a starting point of 27 cents per Ordinary Share on 31 December 2007, the compound annual growth rate (**CAGR**) of EPS will need to be such that EPS must grow by 10% to or above 35.94 cents per Ordinary Share by 31 December 2010 for all one million of those First Tranche Options to vest. If the CAGR of EPS grows by at least 5% to 31.26 cents per Ordinary Share by 31 December 2010, 50% of one million of the First Tranche Options (being the half of that tranche which is subject to this hurdle) vest. If the CAGR of EPS by 31 December 2010 falls between 5% and 10%, a pro rata straight line vesting scale will apply between those two points. If EPS is below 31.26 cents per Ordinary Share by 31 December 2010, being less than 5% CAGR, all one million of those First Tranche Options lapse.

The following chart shows the required EPS levels in both 5% and 10% growth scenarios for the 5 year period over which half of each tranche of Options are tested for EPS growth.


EPS with 10% CAGR
EPS with 5% CAGR
EPS
$0.50
$0.45
$0.40
$0.35
$0.30
$0.27
$0.25
$0.20
$0.15
$0.10
$0.2970
$0.3267
$0.3594
$0.3953
$0.4348
$0.2835
$0.2977
$0.3126
$0.3282
$0.3446
vest on 1st March 2013
vest on 1st March 2012
vest on 1st March 2011
31st Dec 2007
31st Dec 2008
31st Dec 2009
31st Dec 2010
31st Dec 2011
31st Dec 2012
VRL Earnings per Share (EPS) compound annual growth rate (CAGR) for vesting of Options ie: from nil at < 5% CAGR to 100% at 10% CAGR.

(b) Dividend Growth Hurdle

The dividend growth exercise hurdle has the effect that, from a starting point of 9 cents per Ordinary Share on 31 December 2007, the annual dividends paid on Ordinary Shares in two out of the three calendar years ending 31 December 2010 will need to grow by a CAGR of at least 10% per Ordinary Share for the year ending 31 December 2010 for all one million of those First Tranche Options to vest. This means that the dividend CAGR must be equal to or greater than 11.98 cents for the year ending 31 December 2010 for all one million of those First Tranche Options to vest. The annual dividends paid on Ordinary Shares in two out of the three calendar years ending 31 December 2010 will need to grow by a minimum CAGR of 5% per Ordinary Share in order for 50% of the one million of the First Tranche Options to vest, being half of that tranche which is subject to this hurdle. This means that the CAGR must be at least 10.42 cents per Ordinary Share for the year ending 31 December 2010 in order for 500,000 of the First Tranche Options to vest, and if the CAGR is less than 10.42 cents per Ordinary Share, no Options vest. A pro rata straight line vesting scale between those two 5% and 10% target points will apply.

However, in recognition of the possibility that circumstances may arise which cause VRL's Board to determine not to pay a dividend in a given year, for example where the Board decides to conserve funds for a potential acquisition or for other reasons, the dividend hurdle differs slightly from the EPS hurdle in that it is retested the following year. As such, this hurdle is achievable at two out of the three time points at which the Options are tested.

The following chart shows the required dividend per share levels in respect of each calendar year of the relevant testing periods.


Ordinary Dividend value
$0.15
$0.14
$0.13
$0.12
$0.11
$0.10
$0.09
$0.08
$0.07
$0.06
$0.05
Ord share dividend value with 10% CAGR
Ord share dividend value with 5% CAGR
$0.0990
$0.1089
$0.1198
$0.1318
$0.1449
$0.0945
$0.0992
$0.1042
$0.1094
$0.1149
vest on 1st March 2013
vest on 1st March 2012
vest on 1st March 2011
31st Dec 2007
31st Dec 2008
31st Dec 2009
31st Dec 2010
31st Dec 2011
31st Dec 2012
VRL Ordinary dividend compound annual growth rate (CAGR) for vesting of Options
ie: from nil at < 5% CAGR to 100% at 10% CAGR, over 3 year periods during which Ordinary dividends have been paid at or above hurdle levels in 2 out of 3 years.

The effect of the various performance hurdles on the potential vesting of the Options can be illustrated as follows:

| Number of Options able to Vest if: | Cumulative Annual Growth Rate ('CAGR') | | | | |
|---|---|---|---|---|---|
| | < 5% | 5% | 5% - 10% | = or > 10% | |
| EPS CAGR hurdle achieved | Nil | 500,000 | Sliding Scale * | 1,000,000 | Maximum 1st Tranche Options |
| Dividend CAGR hurdle achieved # | Nil | 500,000 | Sliding Scale * | 1,000,000 | |
| EPS CAGR hurdle achieved | Nil | 500,000 | Sliding Scale * | 1,000,000 | Maximum 2nd Tranche Options |
| Dividend CAGR hurdle achieved # | Nil | 500,000 | Sliding Scale * | 1,000,000 | |
| EPS CAGR hurdle achieved | Nil | 500,000 | Sliding Scale * | 1,000,000 | Maximum 3rd Tranche Options |
| Dividend CAGR hurdle achieved # | Nil | 500,000 | Sliding Scale * | 1,000,000 | |

# *Subject to '2 out of 3 years' test*

* *A pro rata straight line vesting scale applies.*

The proposed Options will only be of value to Mr Burke if the Ordinary Share price rises substantially from its current levels over the next five years. This means that the Ordinary Share price will have to significantly increase above its current level of $2.61 as at the date of the preparation of this booklet before Mr Burke can achieve any value on the exercise of the Options. Moreover, Mr Burke's ability to exercise the Options is conditional on the level of dividends and Company earnings increasing over the coming years.

Finally, should the Board determine that Mr Burke has entered into a hedging transaction or other transaction having the effect of limiting or eliminating the economic risk associated with the Options as a result of the dividend and EPS growth vesting hurdles to which they are subject, the Options will expire. Accordingly, the Options will only be of value to Mr Burke if the Company continues to grow under his leadership.

*Valuation of Options and Impact on VRL*

The Directors have obtained an indicative valuation of the Options proposed to be issued to Mr. Burke. The fair value of each Option was estimated on 10 June 2008 using the Black-Scholes option-pricing model with the following assumptions:

- Ordinary Share price: $2.61 (as at close of trading Friday 6 June 2008)
- Expected volatility: 35%
- Expected dividend yield: 3.5%
- Risk free interest rate: 6.7%
- Expected life of the Options: three years, four years and five years being 1 March 2011, 2012 and 2013 respectively with an expiry date of 1 March 2015.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The expected life of the Options has been estimated and is not necessarily indicative of exercise patterns that may occur. The resulting fair values per Option are:

| Number of Options | Vesting Date | Fair Value |
|---|---|---|
| 2,000,000 | 1 March 2011 | $0.66 |
| 2,000,000 | 1 March 2012 | $0.69 |
| 2,000,000 | 1 March 2013 | $0.72 |

In aggregate the fair values of the Options amount to $4.14 million. In accordance with AASB2, these fair values are recognised as expenses in the financial statements as an employee benefits expense although no cash settlement for this amount is made by the Company to Mr Burke.

The estimated fair value to be expensed through the Company's financial statements recognise the straight-line profile of the staggered vesting dates over 3, 4 and 5 years. The annual impact on the Company's financial statements of the proposed Options to Mr Burke has been estimated to be:

| Year Ended 30 June | Amortisation Expense $ |
|---|---|
| 2008 | 358,515 |
| 2009 | 1,072,606 |
| 2010 | 1,072,606 |
| 2011 | 925,538 |
| 2012 | 519,103 |
| 2013 | 191,632 |
| **Total** | **4,140,000** |

No adjustments to these amounts have been made to reflect any estimated or actual forfeitures, in other words options that do not vest.

A final valuation for the purposes of AASB2 will be obtained by Directors should the Options be approved by shareholders when the final date of issue of the Options is known.

*Ordinary Shares on exercise of Options*

It is intended that the Ordinary Shares required on the exercise of any Options will be provided either by issuing new Ordinary Shares or by procuring the transfer of Ordinary Shares.

*Shareholding of Mr Burke*

At the date of preparation of this booklet, Mr Burke is the registered holder of 797,576 Ordinary Shares and has an indirect interest in VRC's 74,517,432 Ordinary Shares in VRL.

### 3.3 Voting rights

Please note that voting will proceed in accordance with the Constitution and only Ordinary Shareholders named in the Register of Members as at the Voting Entitlement Time will be entitled to vote.

When joint holders are named in the Register of Members only one joint holder may vote. If more than one of the joint holders is present at the General Meeting either personally or by attorney or proxy, the person whose name stands first in the Register of Members will alone be entitled to vote.

Preference Shares will not confer any entitlement to vote on the Option Proposal.

*Voting exclusion statement*

A voting exclusion statement relating to the resolution set out in the accompanying Notice of General Meeting is included in the Notice of General Meeting.

Where approval of holders of securities is given under Listing Rule 10.11, separate approval of holders of securities is not required under Listing Rule 7.1.

### 3.4 Recommendation

Your Directors, other than Mr Burke and Messrs John Kirby and Robert Kirby, recommend the Option Proposal and recommend that Shareholders vote in favour of the resolution set out in the accompanying Notice of General Meeting for the reasons set out in this Explanatory Statement.

Mr Burke, Mr John Kirby and Mr Robert Kirby abstain from making any recommendation in relation to the Option Proposal.

## 4. Proxies

If Shareholders cannot attend the General Meeting, they are urged to complete the proxy form and return it to the Company's share registry (see proxy form for details) as soon as possible and, in any event, by 9.00am AEST on Tuesday, 15 July 2008.

# Corporate Directory

## Directors

**John R. Kirby**
Chairman, Executive Director

**Robert G. Kirby**
Deputy Chairman, Executive Director

**Graham W. Burke**
Managing Director and Chief Executive Officer

**Peter M. Harvie**
Executive Director

**Peter D. Jonson**
Independent Non-Executive Director

**D. Barry Reardon**
Independent Non-Executive Director

**David Evans**
Independent Non-Executive Director

**Robert Le Tet**
Independent Non-Executive Director

## Company Secretaries

Philip S Leggo
Shaun L Driscoll

## Share Registry

Computershare Investor Services Pty Ltd
ACN 078 279 277
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

## Legal advisers

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

## Registered office

Warner Roadshow Movie World Studios
Pacific Motorway
Oxenford Queensland 4210

# Annexure – terms of Options

**OPTIONS – TERMS AND CONDITIONS OF ISSUE ('TERMS')**

## 1. Definitions

The following definitions apply to these option Terms:

**ASX** means ASX Limited.

**Base EPS** means EPS for the year ended 31 December 2007, being 27 cents calculated on a fully diluted basis including Ordinary Shares and Preference Shares.

**Board** means all or some of the Directors acting as a board or its delegate under section 198D of the Corporations Act.

**Company** or **VRL** means Village Roadshow Limited ABN 43 010 672 054.

**Corporations Act** means the *Corporations Act 2001* (Cth).

**Directors** means the directors of the Company.

**Dividend Growth** means, in respect of any Tranche and any calendar year in the period commencing 1 January 2008 and ending on the first anniversary of the Vesting Date of that Tranche, the growth in Dividends Paid in that calendar year (if any) as compared to the level of dividends paid by the Company on Ordinary Shares in respect of profits of the Company in preceding calendar years in that period:

(a) using as a base, 9 cents per Ordinary Share (being the dividend paid in respect of the financial year ended 30 June 2007);

(b) compounded annually on 31 December of each calendar year in the period; and

(c) expressed as a percentage rate per annum,

as calculated by the Company as at 31 December of that calendar year.

**Dividends Paid** means, in respect of a calendar year, the cumulative dividends per Ordinary Share paid (if any) on Ordinary Shares in respect of profits of the Company.

**Employment Agreement** means the agreement between Mr Graham Burke and the Company dated November 2000 and entitled 'Contract of Employment'.

**EPS** means the Company's earnings per Share as calculated by the Company in accordance with the requirements of Australian accounting standard, AASB 133, 'Earnings per Share or equivalent'.

**EPS Growth Percentage** means the cumulative compound growth in the Company's EPS, calculated on a fully diluted basis including Ordinary Shares and Preference Shares, based on NPAT for ongoing operations of VRL and its controlled entities.

**Exercise Period** in respect of an Option, means an Exercise Window occurring in the period commencing on the Vesting Date in respect of that Option and ending on the Expiry Date in respect of that Option.

**Exercise Price** in respect of an Option has the meaning set out in clause 5 of these Terms.

**Exercise Window** means a period that an officer of the Company is permitted to deal in securities of the Company without the officer contravening Division 3 of Part 7.10 of the Corporations Act or the Listing Rules.

**Expiry Date** in respect of an Option, means the date which is the earliest of:

(a) the date that is 12 months after Termination of Employment;

(b) in the event of a Termination for Cause:

  (i) subject to sub-paragraph (ii), the date of Termination for Cause; or

  (ii) if within 7 days after the date of Termination for Cause the Board so determines in relation to the Option, the earliest of:

    (A) the date that is 1 month after Termination for Cause; or

    (B) the date determined by the Board; or

    (C) 1 March 2015; and

(c) in the event of termination of the employment of the Optionholder with the Company for reasons other than Termination of Employment or Termination for Cause, the date determined by the Board;

(d) 1 March 2015; and

(e) the date that the Board determines that a Hedge Transaction has been entered into over or affecting that Option or Options including that Option, which date may, if the Board determines, be the date the Hedge Transaction was entered into.

**First Tranche Options** means 2,000,000 Options which may be first exercisable on or after 1 March 2011.

**Hedge Transaction** in respect of an Optionholder means any derivative, swap, forward contract, futures contract, contract for difference, hedging transaction or any other transaction for the sole or dominant purpose or having the effect of limiting or eliminating the economic risk of the Optionholder in respect of Options held by or on behalf of the Optionholder that have not Vested at the time the transaction was entered into.

**Listing Rules** means the Listing Rules of the ASX as amended from time to time.

**NPAT** means net profit after tax and minority interests adjusted to exclude material non-recurring items of income or expense and excluding results from discontinued operations.

**Option** means an option to acquire one Ordinary Share issued on these Terms.

**Optionholder** means a person holding one or more Options.

**Ordinary Share** means a fully paid ordinary share in the Company.

**SEATS** has the meaning given to it under the ASX Market Rules.

**Second Tranche Options** means 2,000,000 Options which may be first exercisable on or after 1 March 2012.

**Termination of Employment** means termination of the employment of the Optionholder with the Company for any reason including (without limitation) as a result of resignation of the Optionholder, the Company having made the Optionholder redundant, retirement of the Optionholder or termination by the Company of the Optionholder without cause but excluding:

(a) termination as a result of the death, mental incapacity, the permanent disablement or serious illness of the Optionholder; and

(b) Termination for Cause.

**Termination for Cause** means in the Board's opinion the Optionholder has been dismissed for a reason which entitles the Company to dismiss the Optionholder from his employment without notice, including (without limitation) the Optionholder:

(a) having done an act which has brought the Company or a related body corporate or any of their respective brands or trade marks into disrepute;

(b) have committed an act of fraud, defalcation or gross misconduct in relation to the affairs of the Company or any related body corporate (whether or not the Optionholder is charged with an offence);

(c) having seriously breached any duty to the Company or any related body corporate; or

(d) having committed any act of unlawful harassment or unlawful discrimination,

excluding:

(e) termination as a result of the death, mental incapacity, the permanent disablement or serious illness of the Optionholder;

(f) termination as a result of the expiry of the Employment Agreement in accordance with its terms; and

(g) Termination of Employment.

**Third Tranche Options** means 2,000,000 Options which may be first exercisable on or after 1 March 2013.

**Trading Day** has the meaning given in the Listing Rules.

**Tranche** in respect of an Option means the First Tranche Options, the Second Tranche Options or the Third Tranche Options.

**Vest** in relation to an Option, means when the Option is first capable of exercise in accordance with these Terms.

**Vesting Conditions** in respect of a Tranche has the meaning given in clause 3(c) of these Terms in respect of that Tranche.

**Vesting Date** means:

(a) in respect of each of the First Tranche Options, subject to and conditional upon the Vesting Conditions in respect of the First Tranche Options being satisfied, 1 March 2011;

(b) in respect of each of the Second Tranche Options, subject to and conditional upon the Vesting Conditions in respect of the Second Tranche Options being satisfied, 1 March 2012; and

(c) in respect of each of the Third Tranche Options, subject to and conditional upon the Vesting Conditions in respect of the Third Tranche Options being satisfied, 1 March 2013.

## 2. Personal Offer

Each offer of an Option by the Company will be personal.

# 3. Entitlement

(a) Subject to clauses 3(b), 3(c), 9 and 10 of these Terms, each Option entitles the Optionholder to acquire by way of issue or transfer (as determined by the Company in its absolute discretion) one Ordinary Share during the Exercise Period at the Exercise Price.

(b) Subject to clause 3(c), each Tranche (or portion thereof) will only Vest and be capable of exercise during the Exercise Period if the Vesting Conditions in respect of that Tranche (or portion thereof) have been satisfied before the Vesting Date of that Tranche, and if such Vesting Conditions are not so satisfied, the Options in that Tranche (or portion thereof) will automatically expire and lapse.

(c) In respect of:

(i) 50% of each Tranche (**Relevant Portion**), if in relation to the Dividends Paid in respect of at least two of the three calendar years ended on the 31 December immediately preceding the Vesting Date of that Tranche, Dividend Growth of:

(A) 5% is achieved, subject to sub-paragraph (iii), 50% of the Relevant Portion will Vest;

(B) 10% or more is achieved, 100% of the Relevant Portion will Vest;

(C) more than 5% but less than 10% is achieved, subject to sub-paragraph (iii), Vesting of the Relevant Portion will occur on a pro rata straight line basis between (but excluding) 50% and 100%; and

(D) less than 5% is achieved, subject to sub-paragraph (iii), none of the Relevant Portion will Vest; and

(ii) the remaining 50% of each Tranche (**Remaining Portion**), if before the Vesting Date of that Tranche, the EPS Growth Percentage is:

(A) 5%, 50% of the Remaining Portion will Vest;

(B) 10% or more, 100% of the Remaining Portion will Vest;

(C) more than 5% but less than 10%, Vesting of the Remaining Portion will occur on a pro rata straight line basis between (but excluding) 50% and 100%; and

(D) less than 5%, none of the Remaining Portion will Vest; and

(iii) To the extent that:

(A) First Tranche Options have not Vested before their Vesting Date in accordance with sub-paragraph (i) (**First Tranche Unvested Options**), if in relation to the Dividends Paid in respect of at least two of the three calendar years ended on the 31 December immediately preceding the first anniversary of that Vesting Date, Dividend Growth of:

(I) 5% is achieved, 50% of the First Tranche Unvested Options will Vest;

(II) 10% or more is achieved, 100% of the First Tranche Unvested Options will Vest;

(III) more than 5% but less than 10% is achieved, Vesting of the First Tranche Unvested Options will occur on a pro rata straight line between (but excluding) 50% and 100%; and

(B) Second Tranche Options have not Vested before their Vesting Date in accordance with sub-paragraph (i) (**Second Tranche Unvested Options**), if in relation to the Dividends Paid in respect of at least two of the three calendar years ended on the 31 December immediately preceding the first anniversary of that Vesting Date, Dividend Growth of:

(I) 5% is achieved, 50% of the Second Tranche Unvested Options will Vest;

(II) 10% or more is achieved, 100% of the Second Tranche Unvested Options will Vest;

(III) more than 5% but less than 10% is achieved, Vesting of the Second Tranche Unvested Options will occur on a pro rata straight line between (but excluding) 50% and 100%.

## 4. Issue Price

No amount is payable on the issue of an Option.

## 5. Exercise Price

Subject to clauses 9 and 10 of these Terms, the exercise price of each Option is $3.00.

## 6. Option Period

(a) Subject to clause 3 of these Terms, each Option may be exercised at any time during the Exercise Period.

(b) Any Option that is not exercised will automatically expire and lapse on the Expiry Date in respect of that Option.

## 7. Transferability

Options are personal to the Optionholder and may not be transferred to, or exercised by another person, except that Options may, subject to any escrow restrictions imposed by ASX from time to time under the Listing Rules and to any restrictions imposed by the Corporations Act, be transferred, by an instrument of transfer, in the following circumstances only:

(a) a transfer constituting the necessary transfer documents following an acceptance of an offer made under an off-market bid relating to the Options;

(b) a transfer to a bidder on the sale of the Options under Division 3 of Part 6A.1 of the Corporations Act;

(c) a transfer to a 100% holder on the sale of the Options under Division 2 of Part 6A.2 of the Corporations Act;

(d) a transfer under Part 6A.3 of the Corporations Act to a person entitled to acquire the Options under section 661A or 664A of the Corporations Act; or

(e) a transfer approved by the Board in those circumstances and subject to such conditions as may be determined by the Board, including (without limitation) in the event of termination of the employment of the Optionholder with the Company for reasons other than Termination of Employment or Termination for Cause.

# 8. No participation in bonus issues and cash issues

The Options do not confer any right to participate in a new issue of shares or other securities convertible into Ordinary Shares pro rata issues to holders of Ordinary Shares without first being exercised and Ordinary Shares being issued or transferred so the Optionholder is registered as the holder of the Ordinary Shares on or before the record date established to determine entitlements to participate in the new issue.

# 9. Adjustments for bonus issues and cash issues

9.1 If the Company makes an offer for cash of Ordinary Shares pro rata to the holders of ordinary shares, the exercise price of each Option will be reduced with the new exercise price of each Option to be calculated in accordance with the following formula:

$$NP = OP - \frac{E[P - (S + D)]}{N + 1}$$

where:

NP = the new exercise price of the Option;

OP = the old exercise price of the Option;

E = the number of underlying securities into which one Option is exercisable;

P = the average market price per security (weighted by reference to volume) of the underlying securities during the five trading days ending on the day before the 'ex' rights date or 'ex' entitlements date;

S = the subscription price for a security under the pro rata issue;

D = the dividend (in the case of a trust, distribution) due but not yet paid on existing underlying securities (except those to be issued under the pro rata issue);

N = the number of securities with rights or entitlements that must be held to receive a right to one new security.

No change will be made to the number of Shares to which the Optionholder is entitled.

9.2 If the Company makes a bonus issue of shares or other securities convertible into Ordinary Shares pro rata to holders of ordinary shares (other than an issue in lieu of dividends or by way of dividend reinvestment pursuant to any shareholder election), the number of shares issued on exercise of each Option will include the number of bonus shares that would have been issued if the Option had been exercised prior to the relevant record date for bonus shares. No change will be made to the exercise price.

# 10. Reconstruction

If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, excluding any buy-back of shares, the rights of the Optionholder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

## 11. Ranking of shares issued on exercise of Options

All Shares issued pursuant to the exercise of Options will, subject to the constitution of the Company, rank in all respects (including rights relating to dividends) pari passu with the existing ordinary shares of the Company at the date of issue.

## 12. Method of exercise of Options

12.1 Options may be exercised by written notice to the Directors. An exercise notice must specify the number of shares required to be issued, if only part of the Options are exercised. Options will be deemed to have been exercised on the date the application is lodged with the Directors.

12.2 The Optionholder must pay the Exercise Price for an Option in full to the Company on the date of exercise of that Option.

12.3 The exercise of less than all of the Optionholder's Options will not prevent the Optionholder from exercising an Option in respect of the whole or any part of the balance of the entitlement under his remaining Options.

12.4 Within 10 days of receipt of the application for exercise of Options and payment by the Optionholder of the Exercise Price for those Options, the Company must (as determined by the Company in its absolute discretion) issue to the Optionholder the number of Ordinary Shares specified in the application. However, no Option may be exercised if to do so would contravene the Corporations Act, the Listing Rules or any other applicable law.

## 13. No Quotation of Options

The Company will not seek official quotation on ASX of any Options.

## 14. Quotation of Shares

The Company will use reasonable endeavours to apply for quotation on ASX of any Ordinary Share issued to the Optionholder in accordance with these Terms within 10 Trading Days of its issue provided that it need not for this purpose disclose any information that has not then been made publicly available.

# Proxy Form

**Village Roadshow Limited**
ABN 43 010 672 054

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

## Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Village Roadshow Limited to be held at Cinema No. 9, Village Cinemas Jam Factory, 500 Chapel Street, South Yarra, Victoria on Thursday, 17 July 2008 at 9.00am AEST and at any adjournment of that meeting.

**IMPORTANT: FOR ITEM 1 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 1 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 1 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 1.

## Voting directions to your proxy - please mark X to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| Item 1 | That the Ordinary Shareholders approve the issue by the Company of 6,000,000 Options to Mr Graham Burke for the purposes of Listing Rule 10.11 and for all other purposes | | | |

**In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.**
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Individual/Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.**

Contact Name | Contact Daytime Telephone | Date / /

VRL 5PR 037611_00QFAF

## VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".
2. If you are an ordinary shareholder attending the meeting, **please bring this bar coded Proxy Form** to assist in shareholder identification and registration.
3. **Only ordinary shareholders may vote at the meeting.** A Class preference shareholders may attend but not vote. Any votes cast by A Class preference shareholders will be disregarded in determining the result of the resolutions.
4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.
5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.
6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001* (**"the Act"**).
7. In accordance with Regulation 7.11.37 of the *Corporations Regulations*, all ordinary securities of the Company that are quoted securities at 7.00 pm Sydney time on Tuesday, 15 July 2008 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the General Meeting on Thursday, 17 July 2008.

## APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.
2. A proxy need not be a member of the Company.
3. In the case of joint holders all should sign this proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.
5. This proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.
6. If you mark the abstention box on this proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.
7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of the resolution.
8. This proxy form for ordinary shareholders is enclosed with the Notice of General Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

**Computershare Investor Services Pty Limited**
**452 Johnston Street**
**Abbotsford Vic 3067**

or returned to the share registry in the reply paid envelope provided so that it is **received not later than 9.00 am Melbourne Time on Tuesday, 15 July 2008.** Alternatively, this proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **provided it is received by the same time.**

*Rule 3.19A.2*

# Appendix 3Y

RECEIVED
2008 JUL 14 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **VILLAGE ROADSHOW LIMITED** |
| **ABN** | **43 010 672 054** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | JOHN ROSS KIRBY |
| **Date of last notice** | 5 JUNE 2008 |

## Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 JUNE 2008 – 20 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAL .IOW LIMITED
Name and Type of Security: ORDINARY SHARES

## DIRECTORS INTERESTS IN SECURITIES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| J R Kirby | 927,305 | | | | Registered holder |
| | 2,000 | | 17-Jun-08 | $2.40 | On-market purchase |
| | 13,492 | | 17-Jun-08 | $2.45 | On-market purchase |
| | 8,000 | | 18-Jun-08 | $2.45 | On-market purchase |
| | 3,000 | | 19-Jun-08 | $2.44 | On-market purchase |
| | 13,109 | | 19-Jun-08 | $2.45 | On-market purchase |
| | 8,891 | | 20-Jun-08 | $2.45 | On-market purchase |
| | | 975,797 | | | |
| **Total Direct Interest** | | **975,797** | | | |
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | **74,517,432** | | | |

## DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROAL HOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAL .IOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | 0 | 0 | | | |

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROAD IOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | ROBERT GEORGE KIRBY |
| **Date of last notice** | 5 JUNE 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 JUNE 2008 – 20 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| R G Kirby | 736,174 | | | | Registered holder |
| | 2,000 | | 17-Jun-08 | $2.40 | On-market purchase |
| | 13,492 | | 17-Jun-08 | $2.45 | On-market purchase |
| | 8,000 | | 18-Jun-08 | $2.45 | On-market purchase |
| | 3,000 | | 19-Jun-08 | $2.44 | On-market purchase |
| | 13,109 | | 19-Jun-08 | $2.45 | On-market purchase |
| | 8,891 | | 20-Jun-08 | $2.45 | On-market purchase |
| | | 784,666 | | | |
| **Total Direct Interest** | | **784,666** | | | |
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | **74,517,432** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

Name of Director: ROBERT GEORGF-KIRBY
Name of Company: VILLAGE ROADS. .W LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE-KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | 181,093,856 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSH / CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | GRAHAM WILLIAM BURKE |
| **Date of last notice** | 5 JUNE 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 JUNE 2008 – 20 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAL HOW LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| G W Burke | 797,576 | | | | Registered holder |
| | 2,000 | | 17-Jun-08 | $2.40 | On-market purchase |
| | 13,492 | | 17-Jun-08 | $2.45 | On-market purchase |
| | 8,000 | | 18-Jun-08 | $2.45 | On-market purchase |
| | 3,000 | | 19-Jun-08 | $2.44 | On-market purchase |
| | 13,109 | | 19-Jun-08 | $2.45 | On-market purchase |
| | 8,891 | | 20-Jun-08 | $2.45 | On-market purchase |
| | | 846,068 | | | |
| **Total Direct Interest** | | **846,068** | | | |
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| **Total Indirect Interest** | | **74,517,432** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROAL .IOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROAL .IOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| **TOTAL** | | **41,972** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **VILLAGE ROADSHOW LIMITED** |
| **ABN** | **43 010 672 054** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | JOHN ROSS KIRBY |
| **Date of last notice** | 23 JUNE 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 23 JUNE 2008 – 26 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS I BY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| J R Kirby | 975,797 | | | | Registered holder |
| | 166 | | 23-Jun-08 | $2.34 | On-market purchase |
| | 5,055 | | 23-Jun-08 | $2.35 | On-market purchase |
| | 2,667 | | 23-Jun-08 | $2.40 | On-market purchase |
| | 6,500 | | 24-Jun-08 | $2.30 | On-market purchase |
| | 6,500 | | 24-Jun-08 | $2.35 | On-market purchase |
| | 3,315 | | 24-Jun-08 | $2.40 | On-market purchase |
| | | 1,000,000 | | | |
| **Total Direct Interest** | | **1,000,000** | | | |

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| Robert G. Kirby | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| Graham W. Burke | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| **Total Indirect Interest** | | **76,517,432** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

Name of Director: JOHN ROSS [illegible]BY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **JOHN ROSS . :BY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: **JOHN ROSS [illegible]BY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | 0 | 0 | | | |

Name of Director: **JOHN ROSS I .BY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | **41,972** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | **0** | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **VILLAGE ROADSHOW LIMITED** |
| ABN | **43 010 672 054** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | ROBERT GEORGE KIRBY |
| **Date of last notice** | 23 JUNE 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 23 JUNE 2008 – 26 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEC ;E KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| R G Kirby | 784,666 | | | | Registered holder |
| | 167 | | 23-Jun-08 | $2.34 | On-market purchase |
| | 5,055 | | 23-Jun-08 | $2.35 | On-market purchase |
| | 2,667 | | 23-Jun-08 | $2.40 | On-market purchase |
| | 7,693 | | 24-Jun-08 | $2.30 | On-market purchase |
| | 16,500 | | 24-Jun-08 | $2.34 | On-market purchase |
| | 34,807 | | 24-Jun-08 | $2.35 | On-market purchase |
| | 3,010 | | 24-Jun-08 | $2.40 | On-market purchase |
| | 39,982 | | 25-Jun-08 | $2.35 | On-market purchase |
| | 105,453 | | 26-Jun-08 | $2.35 | On-market purchase |
| | | 1,000,000 | | | |
| **Total Direct Interest** | | **1,000,000** | | | |

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| John R. Kirby | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| Graham W. Burke | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| **Total Indirect Interest** | | **76,517,432** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: ROBERT GEOR KIRBY
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: ROBERT GEOR KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEOR· KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| TOTAL | | 6,878,956 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: ROBERT GEORGE RBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| *Name of Registered Holding* | *Opening Balance/* Change in Holdings | *Number of* Securities Held after Change | *Date* | *Value/* Consideration Per Share | *Detail of Contract and Nature of Interest* |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | VILLAGE ROADSHOW LIMITED |
| ABN | 43 010 672 054 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | GRAHAM WILLIAM BURKE |
| **Date of last notice** | 23 JUNE 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | SEE ATTACHED |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 23 JUNE 2008 – 26 JUNE 2008 |
| **No. of securities held prior to change** | |
| **Class** | |
| **Number acquired** | |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | |
| **No. of securities held after change** | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | SEE ATTACHED |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Name of Director: GRAHAM WIL AM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

## DIRECTORS INTERESTS IN SECURITIES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **DIRECT INTEREST** | | | | | |
| G W Burke | 846,068 | | | | Registered holder |
| | 167 | | 23-Jun-08 | $2.34 | On-market purchase |
| | 5,055 | | 23-Jun-08 | $2.35 | On-market purchase |
| | 2,666 | | 23-Jun-08 | $2.40 | On-market purchase |
| | 7,694 | | 24-Jun-08 | $2.30 | On-market purchase |
| | 16,500 | | 24-Jun-08 | $2.34 | On-market purchase |
| | 34,806 | | 24-Jun-08 | $2.35 | On-market purchase |
| | 3,010 | | 24-Jun-08 | $2.40 | On-market purchase |
| | 39,983 | | 25-Jun-08 | $2.35 | On-market purchase |
| | 44,051 | | 26-Jun-08 | $2.35 | On-market purchase |
| | | 1,000,000 | | | |
| **Total Direct Interest** | | **1,000,000** | | | |

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| **INDIRECT INTEREST** | | | | | |
| Village Roadshow Corporation Pty Ltd | 74,517,432 | 74,517,432 | | | Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding |
| John R. Kirby | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| Robert G. Kirby | 1,000,000 | 1,000,000 | 26-Jun-08 | N/A | Indirect Interest |
| **Total Indirect Interest** | | **76,517,432** | | | |

## DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: GRAHAM WIL AM BURKE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

Name of Director: GRAHAM WIL AM BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Village Roadshow Limited | 181,093,856 | 181,093,856 | | | The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding |
| **Total Indirect Interest** | | **181,093,856** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| G W Burke | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| VRC Investment Co. Pty Ltd | 2,380,645 | 2,380,645 | | | Wholly owned subsidiary of Positive Investments Pty Ltd |
| Positive Investments Pty Ltd | 4,497,561 | 4,497,561 | | | Director and shareholder of Positive Investments Pty Ltd |
| J R Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| R G Kirby | 250 | 250 | | | Held beneficially for Positive Investments Pty Ltd |
| **TOTAL** | | **6,878,956** | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| **TOTAL** | | **0** | | | |

Name of Director: GRAHAM WI AM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

**DIRECTORS INTERESTS IN SECURITIES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value Received/ Consideration Paid Per Share | Description |
|---|---|---|---|---|---|
| Positive Investments Pty Ltd | 41,972 | 41,972 | | | Director and shareholder of Positive Investments Pty Ltd |
| TOTAL | | 41,972 | | | |

**DIRECTORS INTERESTS IN CONTRACTS FOR SHARES**

| Name of Registered Holding | Opening Balance/ Change in Holdings | Number of Securities Held after Change | Date | Value/ Consideration Per Share | Detail of Contract and Nature of Interest |
|---|---|---|---|---|---|
| | | | | | |
| TOTAL | | 0 | | | |

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

END